Exhibit 99.2

CONSENT OF EXPERT

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities (Newfoundland & Labrador)

United States Securities and Exchange Commission

Re:	Endeavour Silver Corp. (the “Company”)

Reference is made to the Company’s Final Short Form Base Shelf Prospectus dated April 27, 2020 (the “Prospectus”), the Company’s Prospectus Supplement dated May 14, 2020 to the Prospectus (“Prospectus Supplement”), and the Company’s Registration Statement on Form F-10 (No. 333.237625) (the “Registration Statement”).

Reference is also made to (a) the Company’s Material Change Report dated August 6, 2020 (the “Material Change Report”) that incorporates by reference a technical report entitled “Endeavour Silver Corp Terronera Project NI 43-101 Technical Report” effective July 14, 2020 and dated July 31, 2020 and prepared by the undersigned for the Company (the “Technical Report”) and that includes the “Summary” extracted from the Technical Report and (b) the direct or indirect incorporation by reference of the Material Change Report and the Technical Report in the Prospectus, the Prospectus Supplement and the Registration Statement.

The undersigned hereby consents to:

(a)	being named directly or indirectly in the Prospectus, the Prospectus Supplement, the Material Change Report and the Registration Statement; and

(b)	the use of the Technical Report and to extracts from or a summary of the Technical Report in the Prospectus, the Prospectus Supplement, the Material Change Report and the Registration Statement or incorporated by reference therein.

The undersigned hereby confirms that:

(i)	the undersigned has read the Prospectus, the Prospectus Supplement, the Material Change Report and the Registration Statement, including the extracts from or a summary of the Technical Report in the Prospectus, the Prospectus Supplement, the Material Change Report and the Registration Statement or incorporated by reference therein; and

ii)	the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus, the Prospectus Supplement, the Material Change Report and the Registration Statement or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned’s knowledge as a result of the services performed by the undersigned in connection with the Technical Report.

Dated: August 6, 2020

/s/ David Burga, P.Geo.
David Burga, P.Geo.
Associate Geologist – P&E Mining Consultants Inc.